NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2
US OTC Symbol: ABGFF

COPPERSTONE GOLD PROJECT UPDATE

September 30, 2009 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to announce the commencement of mine permitting activities at the 100% owned Copperstone Gold Project in Arizona. In late September, Bonanza filed its Mining Plan of Operations with the United States Department of the Interior’s Bureau of Land Management (“BLM”). The BLM will be the lead governmental agency with oversight of Bonanza’s mining operations.

The submission of the Copperstone Mining Plan of Operations initiates the mine permitting process. Permit applications are currently being prepared for submission to the Arizona Department of Environmental Quality, the Arizona Department of Water Resources, the US BLM (additional submissions), local governmental authorities, the US Environmental Protection Agency, and other regulatory agencies.

Bonanza has assembled a team of industry-leading mining and environmental consulting firms to expedite the permitting and mine development process; all are underway and making good progress. Included are: Schlumberger Water Management Consultants (lead permit coordinator, tailing site facility design, hydrological planning), Call & Nicholas International Geotechnical Consultants (geomechanical studies for underground mining and backfilling), Vezer’s Industrial Professionals (underground mine design, stope planning, mine scheduling), and Continental Metallurgical Services (feasibility report, metallurgical study, mill design, construction scheduling).

The Copperstone Gold project produced nearly one-half million ounces of gold between 1987 and 1993. After several years of exploration and resource drilling, and pre-mining studies, Bonanza is currently planning the re-activation of mining on the project, moving from the open pit surface mining of the past to underground mining of high grade gold mineralization in the future.

Mine development advantages for Copperstone are substantial and should result in a shorter than typical mine permitting process and will reduce the capital cost for development of the new underground mine. Copperstone is a modern previously mined site with a clean, non-sulfide bearing mineral resource, and the current mine plan calls for no additional disturbance to the public lands. The mine plan has been designed to have a very low environmental impact, and this design should contribute to a permitting process that is more rapid than is typical for new mine development.

Existing infrastructure consists of a power line and substation, and three water wells, all sufficient for the new mine at Copperstone, along with an office, maintenance shops and a laboratory building. High grade gold mineralization in the D-Zone that is scheduled for Year One production has already been exposed in a 600 meter decline driven by Bonanza.

The South Pit Zone, the Southwest Zone, and several earlier stage exploration targets have the potential to significantly extend the mine life beyond current gold resources and improve overall economic returns. The potential for these gold zones, which lie outside of the current resources, to extend the mine life at Copperstone will be evaluated subsequent to the current economic study.

Copperstone Feasibility Study Update

Bonanza continues to work toward completion of the Copperstone Feasibility Study. Recently, in order to maintain a predictable timetable and continuity of the Study, Bonanza has been compelled to make a change to the makeup of the team of subcontractors. As a consequence, the new estimated completion date for the Feasibility Study is now mid-November.

Although the decision to make the change is difficult, Bonanza management believes that it is essential to make the change in order to develop the Copperstone project as expeditiously and predictably as possible, and has a high degree of confidence in the Feasibility Study team and the new timetable. Work will continue over the next seven weeks, and results will be announced as soon as available.

Copperstone Summary Description

The Copperstone Property is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline completed by Bonanza that accesses high grade gold mineralization north of the open pit. Subsequently, a total of 59 exploration holes have been drilled, with a combined length of 17,490 meters (57,374 feet). Several targets returned strong gold anomalies, with the southern margin of the D-Zone, the South Pit zone and the Southwest zone showing the best results to date.

Copperstone gold resources, based on a cutoff grade of 5.1 g/t gold, and capped at 137 g/t gold:

Classification	Tonnes	Grade (g/t Gold)	Contained Ounces of Gold
Measured	10,400	20.9	7,005
Indicated	960,000	10.6	327,924
Measured + Indicated	970,400	10.7	334,929
Additional Inferred	189,600	10.9	66,266

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is working to re-activate mining at the development-stage Copperstone gold property in Arizona, is well financed and has no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

The qualified person who is responsible for the preparation of the technical information in this press release is Chris Pratt, Bonanza's Geologist at Copperstone. Mr. Pratt is a qualified person as defined by National Instrument 43-101 guidelines.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms. "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term.3"Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com